Mail Stop 4561

August 8, 2006

Mr. William J. Brunner
Chief Financial Officer
First Indiana Corporation
135 North Pennsylvania Street
Suite 2800
Indianapolis, IN 46204

      Re: **First Indiana Corporation**
                  Form 10-K for the Fiscal Year Ended
                  December 31, 2005
                  File No. 000-14354

Dear Mr. Brunner:

      We have limited our review of your filing to those issues we have addressed in our comments. Where indicated we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2005

Report of Independent Registered Public Accounting Firm, pages 35 & 36

1.   In an amendment to the Form 10-K file both the signed reports of the independent registered public accounting firm.

**********

      Please respond to this comment within ten business days or tell us when you will respond. Please furnish a cover letter that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Chris Harley at (202) 551-3695 or me at (202) 551-3490 if you have questions regarding these comments.

Sincerely,

Donald A Walker
Senior Assistant Chief Accountant